UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 800, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Arrangement Agreement dated November 8, 2026 between Strathcona Resources Ltd. and Greenfire Resources Ltd.
99.2	Lock-Up Agreement dated November 8, 2026 between Strathcona Resources Ltd. and certain shareholders of Greenfire Resources Ltd.
99.3	Lock-Up Agreement dated November 8, 2026 between Greenfire Resources Ltd. and certain shareholders of Strathcona Resources Ltd.
99.4	Lock-Up Agreement dated November 8, 2026 between Waterous Energy Fund Management Corp. and each of Strathcona Resources Ltd. and Greenfire Resources Ltd.
99.5	Notice of Meeting and Record Date of Greenfire Resources Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

	By:	/s/ Colin Germaniuk
	Name:	Colin Germaniuk
	Title:	President

Date: November 12, 2026

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